Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

VIA EDGAR

March 14, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Marsico Investment Fund (the “Fund”)

File Nos. 333-36975 and 811-08397

Dear Sir or Madam :

Enclosed for filing on behalf of the Fund pursuant to paragraph (a)(2) of Rule 485 under the Securities Act of 1933 (the “1933 Act”), is one copy of Post-Effective Amendment No. 18 to the Fund’s Registration Statement, in electronic format.

The purpose of this filing is to add a new investment series to the Fund which currently offers 5 series (See Post-Effective Amendment No. 17, dated January 31, 2007, to the Registration Statement File Nos. 333-36975 and 811-08397). The new series is the Marsico Global Fund.

This Post-Effective Amendment is being filed in reliance on paragraph (a)(2) of Rule 485 under the 1933 Act and it is proposed that it shall become effective seventy-five days after filing in accordance with Rule 485 or on such earlier date as the Commission may designate.

If you have questions regarding this filing, please call the undersigned at 202-261-3371.

Sincerely,

/s/ Cynthia Baughman
Cynthia Baughman